Exhibit 2.2

EXECUTION VERSION

CO-OPERATION AGREEMENT
9 DECEMBER 2015
CSC COMPUTER SCIENCES INTERNATIONAL OPERATIONS LIMITED and XCHANGING PLC

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THIS AGREEMENT is made on 9 December 2015
BETWEEN:

(1)	CSC COMPUTER SCIENCES INTERNATIONAL OPERATIONS LIMITED (registered number 07073279) whose registered office is at Royal Pavilion, Wellesley Road, Aldershot, Hampshire GU11 1PZ (the Offeror); and

(2)	XCHANGING PLC (registered number 05819018) whose registered office is at The Walbrook Building, 2 Walbrook, London EC4N 8AQ (the Target).
WHEREAS:

(A)
The Offeror proposes to acquire the entire issued and to be issued share capital of the Target on the terms and subject to the conditions set out in the Press Announcement (defined below) (the Acquisition).

(B)
It is intended that the Acquisition will be effected by way of a takeover offer under and as defined in Part 28 of the Companies Act 2006 (the Offer). The Offeror has, however, reserved the right, as set out in the Press Announcement, to elect to implement the Acquisition by way of a court-sanctioned scheme of arrangement pursuant to Part 26 of the Companies Act 2006 (the Scheme).

(C)
In consideration for the mutual commitments given by the parties in this agreement the parties have agreed to enter into this agreement to regulate the basis on which they are willing to implement the Acquisition.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	In this agreement:
Acquisition has the meaning given to it in Recital (A);
Antitrust Authority means any court or competition, antitrust, national, supranational or supervisory body or other government, governmental, trade or regulatory agency or body competent to enforce or administer competition or merger control laws with respect to the Acquisition, in each case in any jurisdiction and including the European Commission;
Antitrust Conditions means the Conditions set out in paragraph (b) of Part 1 of Appendix 1 to the Press Announcement;
Business Day means a day (other than a Saturday or Sunday) on which banks are generally open in London and New York for normal business;
Clearances means all consents, clearances, permissions and waivers that are required to be obtained or are desirable, all filings that are required to be made or are desirable and all waiting periods that are required to have expired or been terminated, from or under the laws, regulations or practices applied by any Antitrust Authority or Regulatory Authority in connection with the implementation of the Acquisition; and any reference to any Condition relating to Clearances having been satisfied shall be construed as meaning that the foregoing have been obtained or, where appropriate, made or expired in accordance with the relevant Condition;

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Code means the City Code on Takeovers and Mergers as from time to time amended and interpreted by the Panel;
Conditions means the conditions to implementation of the Acquisition which are set out in Appendix 1 to the Press Announcement and any other conditions as may be required by the Panel or agreed in writing by the parties;
Confidentiality Agreement means the confidentiality agreement entered into by the Offeror and the Target on 6 November 2015;
Electronic Communication means an electronic communication as defined in the Electronic Communications Act 2000;
EU Merger Regulation means Council Regulation (EC) 139/2004;
Offer has the meaning given to it in Recital (B);
Offer Document means the offer document to be published by or on behalf of the Offeror in connection with the Offer, including any revised offer document, which shall include the Target Information;
Panel means the UK Panel on Takeovers and Mergers;
Press Announcement means the press announcement detailing the conditions and certain terms of the Acquisition to be issued pursuant to Rule 2.7 of the Code substantially in the form set out in Schedule 1;
Regulatory Authority means any court, national, supranational or supervisory body or other government, governmental or regulatory agency or body, in each case in any jurisdiction;
Regulatory Conditions means the Conditions set out in paragraph (c) of Part 1 of Appendix 1 to the Press Announcement;
Right to Switch has the meaning given to it in clause 3.6;
Share Schemes means the Xchanging B.V. 2000 Executive Share Option Plan (Approved and Unapproved) (BV ESOP), the Xchanging plc 2007 Executive Share Option Plan (Approved and Unapproved) (2007 ESOP), the Xchanging plc 2007 Performance Share Plan (PSP),     the Xchanging plc 2012 Deferred Share Bonus Plan (DSB) and a Deed of Grant dated 3 April 2014 (the 2014 Grant);
Scheme has the meaning given to it in Recital (B);
Target Directors means the board of directors of the Target;
Target Information means information relating to the Target, its subsidiaries or any of the Target Directors which is required to be included in an offeree board circular pursuant to the Code, including Rule 25; and
Target Shares means the issued and to be issued ordinary shares of 5 pence each in the capital of the Target.

1.2	In this agreement:

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(a)
any reference to a person includes a body corporate, unincorporated association of persons (including a partnership), government, state, agency, organisation and any other entity whether or not having separate legal personality, and an individual, his estate and personal representatives;

(b)	subject to the clause 9.5, any reference to a party to this agreement includes the successors and assigns (immediate or otherwise) of that party;

(c)	the words including and include shall mean including without limitation and include without limitation, respectively;

(d)	any reference importing a gender includes the other genders;

(e)	any reference to a time of day is to London time;

(f)	any reference to writing includes typing, printing, lithography and photography but excludes any form of Electronic Communication;

(g)	any reference to a document is to that document as amended, varied or novated from time to time otherwise than in breach of this agreement or that document;

(h)	any reference to a clause, subclause or schedule is to a clause, subclause or schedule of or to this agreement;

(i)	the schedules form part of this agreement;

(j)	the headings do not affect the interpretation of this agreement;

(k)	any reference to a company includes any company, corporation or other body corporate wheresoever incorporated; and

(l)	any reference to a company or firm includes any company or firm in succession to all, or substantially all, of the business of that company or firm.

1.3	In this agreement any reference, express or implied, to an enactment (which includes any legislation in any jurisdiction) includes:

(a)	that enactment as amended, extended or applied by or under any other enactment (before, on or after execution of this agreement);

(b)	any enactment which that enactment re‑enacts (with or without modification); and

(c)
any subordinate legislation made (before, on or after execution of this agreement) under that enactment, including (where applicable) that enactment as amended, extended or applied as described in subclause (a) above, or under any enactment which it re-enacts as described in subclause (b) above.

1.4
If there is any conflict or inconsistency between a term in the body of this agreement and a term in any of the schedules or other documents referred to or otherwise incorporated into this agreement, the term in the body of this agreement shall take precedence.

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1.5
The eiusdem generis rule does not apply to this agreement. Accordingly, specific words indicating a type, class or category of thing do not restrict the meaning of general words following such specific words, such as general words introduced by the word other or a similar expression. Similarly, general words followed by specific words shall not be restricted in meaning to the type, class or category of thing indicated by such specific words.

1.6
A reference in this agreement to any English legal term for any action, remedy, method or form of judicial proceeding, legal document, court or any other legal concept or matter will be deemed to include a reference to the corresponding or most similar legal term in any jurisdiction other than England, to the extent that such jurisdiction is relevant to the transactions contemplated by this agreement or the terms of this agreement.

1.7	Clauses 1.1 to 1.6 above apply unless the contrary intention appears.

2.	ANTITRUST AND REGULATORY CONDITIONS

2.1
The Offeror and the Target shall co-operate with each other for the purposes of obtaining all Clearances and the satisfaction of the Antitrust Conditions and the Regulatory Conditions (including in relation to the notification of the Acquisition to, and any subsequent investigation processes conducted by, any Antitrust Authority and/or Regulatory Authority).

2.2
To the extent required, the Offeror and, if appropriate, the Target shall initiate pre-notification discussions promptly with any Antitrust Authority and/or Regulatory Authority (as the case may be) and file an application for Clearance as soon as reasonably practicable after the date of this agreement.

2.3	The Target shall promptly provide to the Offeror and to its advisers such information and assistance as they may reasonably require to enable them:

(a)	to participate in pre-notification discussions with any Antitrust Authority and/or Regulatory Authority in relation to the Acquisition;

(b)
to prepare drafts of any filing, notification, submission or communication required or proposed to be filed with, or notified or submitted or communicated to, any Antitrust Authority and/or Regulatory Authority by or on behalf of the Offeror in relation to the Acquisition;

(c)	to attend and participate in any meetings and telephone calls with or involving any Antitrust Authority and/or Regulatory Authority in relation to the Acquisition; and

(d)
to respond to any request by any Antitrust Authority and/or Regulatory Authority for further information in relation to the Acquisition (provided that the Offeror may, at its election and where permitted by such Antirust Authority and/or Regulatory Authority, provide such information to such Antitrust Authority and/or Regulatory Authority directly), and shall attend and, if appropriate, request, in each case at the direction of the Offeror, any meeting with any Antitrust Authority and/or Regulatory Authority (as the case may be).

2.4
The Offeror shall afford the Target and its advisers a reasonable opportunity to review and comment on all material filings, notifications, submissions or communications required or proposed to be filed with, or notified or submitted or communicated to, any Antitrust Authority and/or Regulatory Authority by or on behalf of the Offeror in respect of the Acquisition and, acting reasonably and in good faith, shall consider the comments and requests of the Target and its advisers in relation to such filings, notifications, submissions and communications. The Offeror shall promptly provide to the Target’s

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legal counsel a complete and accurate copy of all material filings, notifications, submissions and communications sent to or filed with any Antitrust Authority or Regulatory Authority by or on behalf of the Offeror in respect of the Acquisition.

2.5
The Target shall afford the Offeror and its advisers a reasonable opportunity to review and comment on all material filings, notifications, submissions or communications required or proposed to be filed with, or notified or submitted or communicated to, any Antitrust Authority and/or Regulatory Authority by or on behalf of the Target in respect of the Acquisition and, acting reasonably and in good faith, shall consider the comments and requests of the Offeror and its advisers in relation to such filings, notifications, submissions and communications. The Target shall promptly provide to the Offeror’s legal counsel a complete and accurate copy of all material filings, notifications, submissions and communications sent to or filed with any Antitrust Authority or Regulatory Authority by or on behalf of the Target in respect of the Acquisition.

2.6
The Offeror shall give the Target reasonable prior notice of (which shall, to the extent practicable, include a copy of the agenda for), and shall permit the Target and its advisers to participate in, all scheduled meetings and scheduled material telephone calls the Offeror or its advisers have with any Antitrust Authority and/or Regulatory Authority in relation to the Acquisition. In relation to any meeting or material telephone call with or involving any Antitrust Authority and/or Regulatory Authority in relation to the Acquisition at which the Target or its advisers are not present, the Offeror shall promptly provide to the Target a summary of the matters discussed.

2.7
The Target shall give the Offeror reasonable prior notice of (which shall, to the extent practicable, include a copy of the agenda for), and shall permit the Offeror and its advisers to participate in, all scheduled meetings and scheduled material telephone calls the Target or its advisers have with any Antitrust Authority and/or Regulatory Authority in relation to the Acquisition. In relation to any meeting or material telephone call with or involving any Antitrust Authority and/or Regulatory Authority in relation to the Acquisition at which the Offeror or its advisers are not present, the Target shall promptly provide to the Offeror a summary of the matters discussed.

2.8
If either party becomes aware of any fact, matter or circumstance that could reasonably be expected to prevent or delay the provision of any Clearance or the satisfaction of any Antitrust Condition or Regulatory Condition, it shall inform the other party promptly, setting out details of the relevant fact, matter or circumstance.

2.9	Nothing in this agreement shall require either party to provide or disclose to the other any information:

(a)	that is commercially or competitively sensitive or confidential or which constitutes a trade secret and, in each case, has not already been disclosed to the other party;

(b)	that a party would be prohibited from providing or disclosing to the other party under applicable law or regulation or by any Antitrust Authority or Regulatory Authority; or

(c)	in circumstances that would result in the loss of any privilege that subsists in relation to that information (including legal advice privilege), and, in the case of any information covered by clauses 2.9(a) to 2.9(c), each party shall instead cooperate with the other so that such information is provided or disclosed only to the other party's legal counsel (and, to the extent reasonably necessary, its other advisers) on an "external advisers only" basis, with a non-confidential or appropriately redacted version of any relevant filing, notification, submission or communication that includes or refers to such information being provided to the other party.

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2.10
The Offeror shall be responsible for paying any filing, administrative or other fees levied by any Antitrust Authority and/or Regulatory Authority for the purpose of obtaining the Clearances, unless such fees are payable by the Target as specified by the applicable local laws and regulation.

2.11
The Offeror shall not, without the prior consent of the Target, request a referral by any Antitrust Authority to the Competition and Markets Authority. The Offeror undertakes to the Target to take all reasonable action to resist a referral by any Antitrust Authority to the Competition and Markets Authority.

3.	IMPLEMENTATION OF THE OFFER

3.1
The Offeror shall prepare the Offer Document and shall consult with the Target in relation thereto. The Offeror agrees to submit, or procure the submission of, drafts and revised drafts of the Offer Document to the Target for review and comment and to discuss any reasonable comments with the Target for the purposes of preparing revised drafts.

3.2
The Offeror shall afford the Target sufficient time to consider and review the Offer Document and save as may be required by the Panel, shall not publish the Offer Document containing any Target Information without the consent of the Target (such consent not to be unreasonably withheld or delayed), unless the Offeror elects to make a non-recommended Offer.

3.3
The Offeror undertakes to the Target to use its reasonable endeavours to produce or procure the production of an Offer Document in accordance with the timetable set out in the Code and to procure the posting of the Offer Document to the Target’s shareholders in accordance with Rule 30.1(a) of the Code.

3.4
Without prejudice to the Offeror’s rights in connection with any other Condition, in the event that it becomes apparent that any Antitrust Condition or Regulatory Condition is not likely to be satisfied within the Code timetable, the Offeror undertakes to seek the consent of the Panel:

(a)
under Rule 31.6, to extend the latest date on which the Offer can become or be declared unconditional as to acceptances to such date as shall be necessary in order to enable satisfaction of the relevant Antitrust Condition or Regulatory Condition (as the case may be) within the timetable prescribed by the Code; and/or

(b)
under Rule 31.7, to extend the latest date on which all Conditions must be fulfilled to such date as shall be necessary in order to enable satisfaction of the relevant Antitrust Condition or Regulatory Condition (as the case may be) within the timetable prescribed by the Code, provided that, in each case, consent need only be sought to the extent that there is a reasonable prospect that the relevant Antitrust Condition or Regulatory Condition (as the case may be) will be satisfied.

3.5
The Offeror acknowledges and agrees with the Target that the First Closing Date of the Offer, as such term is defined in the Press Announcement, shall be no earlier than the date which is 20 Business Days after the date of posting of the Offer Document.

3.6
The Offeror reserves the right, as set out in the Press Announcement and subject to the consent of the Panel and the Target’s prior written consent, to elect to implement the Acquisition by means of the Scheme at any time provided that the Scheme is implemented in accordance with the terms and conditions set out in the Press Announcement (with such amendments as may be required to reflect the fact that the Acquisition is to be implemented by way of the Scheme). If the Offeror validly exercises this right in accordance with this clause 3.6 (the Right to Switch) then the provisions of this agreement

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shall be amended with immediate effect (without the need for the parties to enter into any amendment agreement) such that the parties' obligations shall be deemed to apply insofar as is reasonably practicable and in a manner which is commensurate with the Acquisition being implemented by means of the Scheme in place of the Offer.

3.7	The Offeror and the Target agree to comply with Schedule 2 in respect of the Share Schemes.

4.	TERMINATION

4.1
This agreement shall be terminated with immediate effect and, subject to clause 4.2, all rights and obligations of the parties under this agreement shall cease immediately if any of the following events occur:

(e)	the Offer Document is not despatched to Target shareholders within 28 days (or such longer period as the Panel may agree) after the date of the Press Announcement;

(f)
the Offer is withdrawn or lapses (other than where such lapse or withdrawal is as a result of the exercise of the Right to Switch) or the Offeror publicly confirms that it does not intend to proceed with the Acquisition (either by way of the Offer or Scheme);

(g)	the Offer becomes or is declared unconditional in all respects (or, where the Right to Switch is exercised, the Scheme becomes effective and the Acquisition is completed);

(h)
a third party announces a firm intention to make an offer for the Target pursuant to Rule 2.7 of the Code at a value which is greater than the value of the Offer and which is recommended by the Target Directors; or

(i)	the parties agree in writing to such termination at any time prior to completion of the Acquisition.

4.2
Termination of this agreement shall be without prejudice to the rights of either party which have or may have arisen prior to termination. Clauses 1 and 6 to 14 (inclusive) shall survive termination of this agreement.

5.	WARRANTIES

5.1	Each party warrants to the other on the date of this agreement that:

(a)
it has the power to execute and deliver this agreement and to perform its obligations under it and has taken all action necessary to authorise such execution and delivery and the performance of such obligations;

(b)	this agreement constitutes its legal, valid and binding obligations in accordance with terms thereof; and

(c)	the execution and delivery by it of, and the performance of its obligations under, this agreement do not and will not conflict with or constitute a default under any provision of:

(i)	any agreement or instrument to which it is a party;

(ii)	its constitutional documents; or

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(iii)	any order, judgment, award, injunction or decree of any court of competent jurisdiction or governmental agency to which it is a party or by which it is bound.

5.2
No party shall have any claim against the other for breach of warranty after the Offer becomes or is declared unconditional in all respects (without prejudice to any liability for fraudulent misrepresentation or fraudulent misstatement).

6.	NOTICES

6.1
Any notice or other communication to be given under this agreement must be in writing (which includes fax but not any other form of Electronic Communication) and may be delivered by hand or courier or sent by post or fax to the party to be served at its address as follows:

(c) to the Offeror at:
One Pancras Square, King’s Cross, London N1C 4AG, United Kingdom
marked for the attention of the Company Secretary,
with a copy to each of:

Computer Sciences Corporation
3170 Fairview Park Drive, Falls Church, Virginia 22042, United States of America

marked for the attention of the General Counsel

and

Allen & Overy LLP
One Bishops Square, London E1 6AD, United Kingdom

marked for the attention of Richard K.J. Browne

(d) to the Target at:
The Walbrook Building, 2 Walbrook, London EC4N 8AQ, United Kingdom

marked for the attention of Chris Fussell, General Counsel,
or at such other address or fax number as it may have notified to the other party in accordance with this clause. Any notice or other document sent by post shall be sent by prepaid airmail.

6.2	Any notice or other formal communication shall be deemed to have been given:

(a)	if delivered by hand or courier, at the time of delivery;

(b)	if posted, at 10.00 a.m. on the second Business Day after it was put into post; or

(c)	if sent by fax, on the date of transmission, if transmitted before 3.00 p.m. on any Business Day, and in any other case at 10.00 a.m. on the Business Day following the date of transmission.

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6.3
In proving service of a notice or other formal communication, it shall be sufficient to prove that delivery was made or that the envelope containing the communication was properly addressed and posted by prepaid airmail or that the fax was properly addressed and transmitted as the case may be.

6.4
This clause shall not apply in relation to the service of any claim form, notice, order, judgment or other document relating to or in connection with any proceedings, suit or action arising out of or in connection with this agreement.

7.	COSTS
Each party shall pay the costs and expenses incurred by it in connection with the entering into and completion of this agreement.

8.	WHOLE AGREEMENT

8.1
The provisions of this agreement shall be supplemental to and shall not prejudice the terms of the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the execution of this agreement. This agreement and the Confidentiality Agreement contain the whole agreement between the parties relating to the transactions contemplated by this agreement and supersede all previous agreements between the parties relating to these transactions. Except as required by statute, no terms shall be implied (whether by custom, usage or otherwise) into this agreement.

8.2	Each party:

(a)
acknowledges that, in agreeing to enter into this agreement, it has not relied on any express or implied representation, warranty, draft agreement, undertaking, promise collateral contract or other assurance or arrangement of any kind whether or not in writing made by or on behalf of any other party at any time before the signature of this agreement; and

(b)
waives all rights and remedies which, but for this clause 8.2, might otherwise be available to it in respect of any such express or implied representation, warranty, collateral contract or other assurance.

8.3	Nothing in clause 8.2 limits or excludes any liability for fraud.

9.	GENERAL

9.1
This agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement, and any party (including any duly authorised representative of a party) may enter into this agreement by executing a counterpart. Facsimile signatures shall be valid and binding to the same extent as the original signatures.

9.2
The provisions contained in each clause and subclause of this agreement shall be enforceable independently of each of the others and their validity or enforceability shall not be affected if any of the others, in whole or in part, are invalid or unenforceable. If any of those provisions is held to be void or unenforceable but would be valid or enforceable if all or some part of the provision were deleted or reduced in application, the provision in question shall apply with such deletion or modification as may be necessary to make it valid and enforceable but the enforceability of the remainder of this agreement shall not be affected.

9.3
The parties agree that, if the Panel determines that any provision of this agreement that requires the Target to take or not to take any action, whether as a direct obligation or as a condition to any other

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person’s obligation (however expressed), is not permitted by Rule 21.2 of the Code, that provision shall have no effect and shall be disregarded.

9.4	Nothing in this agreement shall be deemed to constitute a partnership between any of the parties nor constitute any party the agent of any other party for any purpose.

9.5
Neither party may, without the prior written consent of the other party, assign (whether in whole or in part), grant any security interest over, hold on trust or otherwise transfer, mortgage, charge, or otherwise dispose of (in any manner whatsoever) the benefit of this agreement or sub-contract or delegate in any manner whatsoever its performance under this agreement (each of the above a dealing) and any such purported dealing in contravention of this clause 9.5 shall be ineffective.

9.6	The rights, powers and remedies of each party under this agreement:

(a)	may be exercised as often as necessary;

(b)	unless otherwise expressly provided in this agreement, are cumulative and not exclusive of rights, powers and remedies provided by law; and

(c)	may be waived only in writing and specifically.
Delay in exercising or non-exercise of any such right, power or remedy will not affect that right, power or remedy or operate as a waiver of that right, power or remedy.

10.	FURTHER ASSURANCE
Each party shall, at its own expense, at all times from the date of this agreement do or procure the doing of all things as may be required to give full effect to this agreement, including the execution of all deeds and documents.

11.	THIRD PARTY RIGHTS
A person who is not a party to this agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999.

12.	VARIATION
Any variation of this agreement shall not be binding on the parties unless set out in writing, expressed to vary this agreement, and signed by authorised representatives of each of the parties.

13.	GOVERNING LAW
This agreement and any non-contractual obligations arising out of or in connection with it shall be governed by English law.

14.	DISPUTE RESOLUTION

14.1
The English courts have exclusive jurisdiction to settle any dispute, claim, difference or controversy arising out of, relating to or having any connection with this agreement, including any dispute as to its existence, validity, interpretation, performance, breach or termination or the consequences of its nullity and any dispute relating to any non-contractual obligations arising out of or in connection with it (for

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the purpose of this clause 14, a Dispute) and each party submits to the exclusive jurisdiction of the English courts.

14.2	For the purposes of this clause 14, each party waives any objection to the English courts on the grounds that they are an inconvenient or inappropriate forum to settle any Dispute.
AS WITNESS this agreement has been signed by the parties (or their duly authorised representatives) on the date stated at the beginning of this agreement.

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SCHEDULE 1
PRESS ANNOUNCEMENT

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SCHEDULE 2
SHARE SCHEMES
1.    OUTSTANDING SHARE AWARDS
Rights under the BV ESOP, the 2007 ESOP and the 2014 Grant are outstanding, vested and exercisable, and rights under the PSP and the DSB are outstanding, as to the numbers of Target Shares set out in the column headed “Outstanding Options & Share Awards” in Appendix 1:
On the basis that either the Offer is declared wholly unconditional or the Scheme takes effect, as the case may be, (the date of such event, in either case, being the Change of Control Date) on or before 30 June 2016, these rights will vest and become exercisable in accordance with the table set out in Appendix 1.
If the Change of Control Date occurs on or after 1 July 2016, the basis for the time apportionment of outstanding rights will be varied by rounding down the time elapsed from the date of grant to the Change of Control Date to the previous quarter date (30 June, 30 September, 31 December or 31 March, as the case may be) and the values in the column headed "Pro-rating for Time Remaining" in Appendix 1 will be revised accordingly.
DSB awards may not be satisfied by newly issued Target Shares or by Target Shares transferred out of treasury. Accordingly, the Target will either fund the Xchanging B.V. 2007 Employee Benefit Trust (EBT) to acquire shares, to the extent that it holds insufficient shares to satisfy such awards, or satisfy such rights in cash, as permitted by the rules of the DSB.
3.    EBT
The EBT holds 71,641 Target Shares. The Target will take such steps as are within its power to procure that these Target Shares are applied to the maximum extent possible in satisfying outstanding rights under the Share Schemes.
Insofar as the EBT may be used as a mechanism to satisfy vested rights under the Share Schemes other than the DSB, the Target may contribute sums to the EBT for the purpose of subscribing for and paying up such Target Shares.
Insofar as the EBT may be used as a mechanism to satisfy vested rights under the DSB, the Target may contribute sums to the EBT for the purpose of acquiring such Target Shares.

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APPENDIX 1

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SIGNATORIES

SIGNED by CSC COMPUTER SCIENCES INTERNATIONAL OPERATIONS LIMITED	)	/s/ H.C. Charles Diao
acting by its attorney	)	....................................................... Name: H.C. Charles Diao Title: Vice President - Finance and Corporate Treasurer
………………………………………..

SIGNED by	)	/s/ Chris Fussell
for and on behalf of XCHANGING PLC	)	..................................................... Name: Chris Fussell Title: General Counsel

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